Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: February 18, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A PRESENTATION DISSEMINATED BY AIR FRANCE ON FEBRUARY 18, 2004.

2003-04 3rd Quarter Results

Disclaimer

Warning about Forward-Looking Statements

This presentation contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares mght not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F.

Where to Find Additional Information about the Transaction

The proposed combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus, which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099).

YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

This communication does not constitute an offer to buy or the solicitation of an offer to sell any securities.

Key Factors in Q3

Context

Flat economic environment

High fuel prices

Dollar continues to fall

Air France

Increased traffic and traffic revenue

Improved operating margin

Air France-KLM

Clearance from competition authorities

Activity

Passenger Activity: Good Performance in Q3

3rd Quarter

ASK

+2.7%

Load factor

75.4%

31-Dec-02

+0.5 pt

75.9%

31-Dec-03

RPK

+3.4%

April-December

ASK

+1.4%

Coefficient d’occupation

76.7%

31-Dec-02

-0.5 pt

76.2%

31-Dec-03

RPK

+0.8%

Recovery Over Last 6 Months…

ASK

RPK

Traffic rev. excl. currency effect

FY 2003-04

-3.0%

-5.7%

-5.5%

1st Quarter

4.4%

4.5%

3.1%

2nd Quarter

4.3%

2.7%

3.4%

3rd Quarter

1.4%

0.8%

0.5%

9 months

… In a Volatile Environment

Jan Feb Mar

Q4 2002-03

Apr May Jun

Q1 2003-04

Jul Aug Sep*

Q2 2003-04

Oct Nov Dec

Q3 2003-04

Jan

Q4 2003-04

* Adjusted for September 2002 strike effect 7

Long-Haul Network: High Load Factor

3rd Quarter

ASK

+1.4%

Load factor

79.9%

31-Dec-02

+1.0 pt

80.9%

31-Dec-03

RPK

+2.6%

April-December

ASK

+0.8%

Load factor

80.6%

31-Dec-02

- 0.5 pt

80.1%

31-Dec-03

RPK

+0.1%

Medium-Haul Network: Resilient Traffic but Yield Under Pressure

3rd Quarter

ASK

+6.6%

Load factor

60.9%

31-Dec-02

+0.1 pt

61.0%

31-Dec-03

RPK

+6.8%

April-December

ASK

+5.4%

Load factor

66,9%

31-Dec-02

- 1.3 pt

65.5%

31-Dec-03

RPK

+3.3%

Domestic Network Holds Up Well

3rd Quarter

ASK

+5.6%

Load factor

66.5%

31-Dec-02

-0.5 pt

66.0%

31-Dec-03

RPK

+4.8%

April-December

ASK

-0.5%

Load factor

65.5%

31-Dec-02

+1.7 pt

67.2%

31-Dec-03

RPK

+2.0%

Improved Net Unit Revenue

Group R/RPK: 9.43 € cts 3rd Quarter 2003-04

Group R/ASK: 7.15 € cts

Gross R/RPK

-2.4%

3.3%

Currency effect

Net RRPK: +1,0%

0.1%

Network mix effect

0.7%

Load factor effect

+1.7%

Net R/ASK

Commercial Performance Per Network

Air France Group 3rd Quarter 2003-04

ASK

Traffic revenues

0.4%

-8.4%

North America

15.8%

25.8%

Latin America

-2.6%

-1.4%

Asia

-1.2%

-1.5%

Africa Middle East

1.9%

-2.5%

Caribbean Indian Ocean

6.6%

-2.3%

Europe

5.6%

11.8%

France

2.7%

1.0%

Total

Cargo Activity

3rd Quarter

ATK

+3.5%*

Load factor

66.6%

31-Dec-02

-1.0 pt**

65.6%

31-Dec-03

RTK

+1.9%

* pro forma: +2.4%

** pro forma: -0.3 points

R/ATK: 15.17 € cts

Gross change

-7.3%

Currency effect

6.3%

Net change

-1.0%

Financial Results

3rd Quarter Results

In €m

31 Dec 03 31 Dec 02 30 Dec 02

pro forma* published

Turnover 3,132 3,136 3,136

Operating charges (3,071) (3,104) (3,134)

EBITDAR 468 448 378

EBIT** 61 32 2

Net interest charge (25) (29) (29)

Other 5 30 30

Consolidated pre-tax income 41 33 3

Group net income 28 21 2

* According to new accounting standards (IAS16-SIC23)

** Operating income before aircraft disposals

Operating Costs Under Control

Pro forma* changes 3rd Quarter 2003-04 (in €m)

Operating charges 3,071

Staff costs 1,023

Fuel costs 317

Depreciation & provisions 308

Selling costs 265

Incl. Travel agent commissions 133

Operating leases 111

Maintenance costs 94

Others 953

* According to new accounting standards (IAS16-SIC23)

EASK

+2.8%

Turnover

-0.1%

-1.1%

+5.5%

-11.0%

+6.9%

-6.7%

-5.7%

-14.6%

-19.7%

-0.6%

Unit Costs Contained

Group unit costs per EASK: 6.80 € cts 3rd Quarter 2003-04

Gross change

-3.2%

Currency effect

4.4%

Fuel price effect

0.5%

Net change

+0.7%

Total 9 Months

April-December

In €m

31 Dec 03 31 Dec 02 30 Dec 02

pro forma* published

Turnover 9,325 9,687 9,687

Operating charges (9,177) (9,384) (9,392)

EBITDAR 1,414 1,613 1,442

EBIT** 148 303 295

Net interest charge (76) (81) (81)

Other 54 64 64

Consolidated pre-tax income 126 286 278

Group net income 80 223 218

* According to new accounting standards (IAS16-SIC23)

** Operating income before aircraft disposals

Operating Income Per Sector Before Aircraft Disposals

April-December In €m

2002-03*

2003-04

215

106

Passage

27

9

Cargo

59

35

Maintenance

2

(2)

Other**

303

148

Total

* Pro forma: according to new accounting standards (IAS16-SIC23)

** Excl. Aircraft disposals 19

Investments Funded by Cash Flow

April-December In €m

Operating cash flow Aircraft disposals

Tangible and intangible investments

1,092

218

874

1,154

1,154

31-Dec-02

pro forma

Impact of IAS16 standard: €170 m

1,062

226

836

892

892

31-Dec-03

Impact of IAS16 standard: €167 m

Improved Gearing

In €bn

Net debt Net debt/equity

2.90

0.73

31-Mar-02

2.96

0.71

31-Dec-02

2.86

0.71

31-Mar-03

2.66

0.65

31-Dec-03

Outlook

Target for FY 2003-04

In the current volatile environment, the Air France Group is targeting a positive operating income before aircraft disposals and a net profit for the 2003-04 fiscal year

Update on the Air France-KLM Combination

Clearance from competition authorities

European Commission

U.S. Department of Justice

Launch of share exchange offer planed for second half of March

Annexes

April-December 2003

Commercial Performance Per Network

Air France Group

April-December 2003

ASK

Traffic revenues

0.6%

-12.4%

North America

11.7%

10.4%

Latin America

-8.9%

-18.8%

Asia

-6.0%

-5.8%

Africa Middle East

10.4%

10.6%

Caribbean Indian Ocean

5.4%

-4.5%

Europe

-0.5%

6.9%

France

1.4%

-3.4%

Total

Unit Revenue per ASK

Group R/ASK: 7.12 € cts April-December 2003-04

Gross change

-4.8%

3.9%

Currency effect

0.9%

Network mix effect

0.0%

Net change

Unit Costs

Group unit costs per EASK: 6.78 € cts April-December 2003-04

Gross change

-2.5%

Currency effect

4.6%

Fuel price effect

1.4%

Net change

+0.7%

28